Exhibit 5.1

20 December 2021

CIAN PLC

Agiou Georgiou Makri, 64

Anna Maria Lena Court

Flat/Office 201,

6037 Larnaca, Cyprus

Ladies and Gentlemen,

We have acted as Cyprus counsel to CIAN PLC (the “Company”) and have been requested to provide an opinion (hereinafter the “Opinion”) in connection with a registration statement on Form S-8 to be filed with U.S. Securities and Exchange Commission (the “Registration Statement”) relating to 829,111 shares of EUR 0.0004 per share in the capital of the Company issuable under the Company’s Phantom Share Programme and 4,487,756 shares of Euro 0.0004 per share in the capital of the Company issuable under the Company’s 2021 Restricted Stock Units Plan (together, the “Option Shares,” and the Phantom Share Programme and the 2021 Restricted Stock Units Plan, together, the “Option Plans”).

In addition to reviewing the Registration Statement, we have also reviewed the following documents (together with the Registration Statement, the “Inspected Documents”):

(a)	a certificate of incumbency issued by the secretary of the Company dated 20 December 2021 together with the documents referred to therein;

(b)	a certified copy of a resolution of the shareholders of the Company dated 12 October 2021 relating to the disapplication of pre-emption rights; and

(c)	a certified copy of a resolution of the Board of Directors of the Company dated 11 October 2021 and 4 November 2021 approving the adoption of the Option Plans

(such resolutions listed at (b) and (c) above together referred to as the “Resolutions”).

1.	Assumptions

In giving this opinion, we have assumed:

(a)	that no provision of the laws of any jurisdiction other than Cyprus affects the conclusions in this Opinion; for example, we have assumed that, in so far as any obligation is to be performed in any jurisdiction outside Cyprus its performance will not be illegal or ineffective by virtue of any law of, or contrary to public policy in, that jurisdiction;

(b)	the accuracy and completeness of all factual representations made in the Inspected Documents;

(c)	that those of the Inspected Documents submitted to us as copies conform to the original documents and such original documents are authentic and complete;

(d)	that the shareholders of the Company have waived their pre-emption rights in relation to the Option Shares;

(e)	that there are no records or minutes of the Company which are relevant to the transaction which forms the subject of this Opinion other than the Inspected Documents; and

(f)	that no resolution of the Board of Directors of the Company or of the General Meeting of the Company shall revoke the Resolutions prior to the issue of the Option Shares.

2.	Opinion:

Subject to the qualifications and considerations set out below and having regard to such other legal considerations as we deem relevant and subject to matters not disclosed to us and to matters of fact which would affect the conclusions set out below, our Opinion on Cyprus law is set out below:

1.	Upon the issue of the Option Shares and upon payment in full of the exercise price for the Option Shares, the Option Shares will have been duly and validly authorized and issued and fully paid.

3.	Qualifications:

This Opinion is subject to the following qualifications and considerations:

(a)	This Opinion is confined solely to the laws of Cyprus in force at the date of this Opinion, and we have made no investigation and no opinion is expressed or implied as to the laws of any other jurisdiction.

We hereby consent to the filing of this Opinion in connection with the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933 or the rules or regulations of the Commission promulgated thereunder.

Yours truly,

/s/ Antis Triantafyllides & Sons LLC

Antis Triantafyllides & Sons LLC